TSX ALPHA U.S., Inc.

(An indirect subsidiary of TMX Group Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

013-00202

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TSX Alpha U.S., Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__140 Broadway, 46th Floor__

(No. and Street)

NewYork	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laure Richmond	201-919-3901	laure.richmond@tmx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLC__

(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)
10/20/2023		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laure Richmond _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TSX Alpha U.S., Inc. _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
┌────────────────────────────────────┐
│          MARIA CONTE                │
│         Notary Public               │
│       State of New Jersey           │
│ My Commission Expires Oct. 27, 2029 │
│        I.D.# 2390581                │
└────────────────────────────────────┘
```

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
TSX Alpha U.S., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TSX Alpha U.S., Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2024.

New York, New York
March 28, 2025

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

(in Thousands)

Assets		
Cash & cash equivalents	$	4,531
Property, furniture, equipment, and software, at cost-net of accumulated depreciation and amortization of $172		1,019
Deferred Tax Assets		1,510
Prepaid Expenses and Other Assets		591
Total Assets	$	**7,651**
Liabilities and Stockholder's Equity		
Accounts Payables and Accrued Expenses	$	1,351
Payables to Affiliates		569
Total Liabilities	$	**1,920**
Common Stock (No par value)		0
Additional Paid-In Capital		11,430
Retained Earnings		(5,699)
Total Stockholder's Equity		**5,731**
Total Liabilities & Stockholder's Equity	$	**7,651**

See accompanying notes to the statement of financial condition.

3

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2024

1. Organization and nature of the business

TSX Alpha   U.S., Inc. ("Alpha X US" or "The Company"), is organized in the state of Delaware and is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates an alternative trading system platform ("ATS"). Only broker dealers have access to the ATS.

Alpha X US is a C-Corp, organized in the state of Delaware and wholly owned subsidiary of TMX U.S. Holdings, Inc. ("TMX US"), which is ultimately owned by TMX Group Limited. ("TMX").

The Company commenced operations on August 22nd, 2023. Alpha X US became a FINRA member on June 24, 2024. On November 12, 2024, the SEC accepted Alpha X US's ATS application. As of December 31, 2024, Alpha X US was not yet operating the ATS.

2. Significant Accounting policies

Basis of Presentation

The statement of financial condition is presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of Americas ("GAAP").

Use of estimates in the preparation of the statement of financial condition

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with one large U.S. bank and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

Deposit with Clearing Broker

On November 6th, 2023, the Company executed a clearing agreement with Instinet, LLC ("Instinet"). The Company has agreed to maintain a deposit account with Instinet once the ATS is operational. The deposit was $0 as of December 31, 2024. On January 21, 2025, the Company deposited $150 thousand with Instinet in accordance with its clearing agreement.

Foreign Currency Translation

The Company revalues assets and liabilities denominated in non-U.S. currency into U.S. dollars using applicable exchange rates. Gains and losses relating to nonfunctional currency transactions, including non-U.S. operations, are reported in income.

Property, furniture, equipment, and software, net

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets. Estimated useful lives are generally as follows: equipment – 3 to 5 years, software – 3 years, and furniture – 10 years. Fixed assets are reported at cost less accumulated depreciation and amortization.

 The Company periodically evaluates its fixed assets for impairment. The Company has not recorded any impairment expenses associated with its fixed assets for the year ended December 31, 2024.

Income Tax

The Company is considered a corporation for federal income tax purposes that is consolidated under TMX US's federal Income tax return. The taxable income or loss of the Company is allocated and taxed to TMX US.

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes* ("ASC 740"). The deferred tax assets and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating

5

lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent. The Company entered into a short-term lease contract as a lessee of real estate for its office.

Interest

Interest is accrued on cash and cash equivalents balances.

3.   Recent Accounting Developments

On December 14, 2023, FASB issued Accounting Standards Update 2023-09 ("ASU 2023-09"), *Income Taxes,* Topic 740: Improvements to Income Tax Disclosures. ASU 2023-09 focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15th, 2024 and effective for all other business entities for annual periods beginning after December 15th, 2025. The Company adopted ASU 2023-09 and it did not have a material impact on the Company's statement of financial condition.

On November 27, 2023, FASB issues Accounting Standards Update 2023-07 ("ASU 2023-07), *Segment Reporting – Improvements to Reportable Segment Disclosures*. ASU 2023-07 requires incremental disclosures related to a public entity's reportable segments. ASU 2023-07 is effective for business public entities for annual period beginning after December 15th, 2023. The Company adopted ASU 2023-07 and it did not have a material impact on the Company's statement of financial condition.

4.   Fixed Assets

Property, furniture, equipment, and software, at cost-net of accumulated depreciation and amortization, which are included in the statement of financial condition consist of computer equipment, computer software, office furniture and equipment.

The table below presents balances related to property, equipment, and software as of December 31, 2024 (in thousands):

Technology and Computer Equipment	$	906
Office Furniture and Equipment		18
Computer Software		267
Balance – December 31, 2024	$	1,192

6

Less – Accumulated depreciation and amortization		(172)
Property, furniture, equipment and software, at cost-net of accumulated depreciation and amortization	$	1,019

5. Related Parties Transactions

The Company has Expense Sharing Agreements and Services agreements in place with certain affiliates TSX US, Inc, TSX Inc and, VettaFi LLC. The Affiliates provide certain services, including technology, management, administrative, software support and maintenance and other services. The Company entered into a software license agreement with Montreal Exchange Inc.

In addition, the Company reimburses its affiliates for direct expenses paid by its affiliates on the behalf of the Company.

Costs that are included are allocated to the Company in a fair and reasonable manner. All expenses are allocated on a monthly basis based on the agreed expense sharing agreements, service agreement and license agreement. The Company settles these monthly. As of December 31, 2024, the Company liability to its affiliates was $569 thousand.

6. Leases

Leases with an initial term of 12 months or less, which do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, are not recorded on the statement of financial condition. The Company entered into a real estate lease for its office with an initial term of less than 12 months. The Company considers short-term leases as those with an initial term not exceeding 12 months, ownership does not transfer upon expiration, or a purchase option exists that the Company is reasonably certain to exercise.

7. Income Taxes

For tax purposes, the Company files a consolidated federal tax return with its parent TMX U.S. Holdings, Inc. The Company records taxes on a separate basis.

The Components of the Company's net deferred tax assets ("DTA") as of December 31, 2024, are as follows (in thousands):

7

Deferred Tax Assets		
Capitalized Start Up Costs	$	1,231
Net Operating Losses carried forward		246
Other		33
Less Valuation Allowance		-
Total Deferred Tax Allowance After Valuation Allowance	$	1,510
Deferred Tax Liabilities		-
Net Deferred Tax Asset / (Liability)	$	1,510

The Company's DTAs primarily relate to startup costs incurred in connection with an existing activity engaged for profit or for the production of income in anticipation of becoming an active business must be capitalized under Sec 162(a) and amortized over 15 years. For Income tax purposes, the Company was deemed operational on December 2nd, 2024 and the Company started depreciating its assets.

In evaluating the ability to realize its deferred tax assets, the Company considered all available positive and negative evidence, such as past operating results, forecasted earnings, prudent and feasible tax planning strategies, and the future realization of existing taxable temporary differences. For the year ended December 31, 2024 the Company was in a net deferred asset position and management determined it is more likely than not the Company's deferred tax assets will be realized.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for the jurisdictions in which it operates or does business in. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company has not identified any material unrecognized tax positions and/or related interest and penalties that should be recorded. Although no interest or penalties were accrued, the Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income, if applicable.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is subject to examinations by the various jurisdictions where applicable. There are currently no pending tax examinations, and the Company is not aware of any issues under review that could result in significant payments, accruals, or material deviation from its tax positions. The Company's tax years are still open under statute from 2023 to the present.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, which is equal to the greater of $5

thousand or 6 2/3% of aggregate Indebtedness. As of December 31, 2024, the Company had a regulatory net capital of $2.6 million, $2.4 million in excess of its required net capital of $240 thousand.

9. Commitments and Contingent Liabilities

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, *Contingencies*. As of December 31, 2024, accruals for potential losses related to legal, regulatory, and governmental actions, and proceedings matters were not material.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on Management's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

10. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of December 31, 2024, the Company had no financial instruments carried at fair value on a recurring basis

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the Company's financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include cash and cash equivalents which are classified as Level I.

11. Stockholder's Equity

On April 30th, 2024, TMX US contributed $11.4 million to the Capital of the Company.

12. Subsequent Events

As required by FASB ASC Topic 855, *Subsequent Events*, the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued.

On January 22nd, 2025, the Company launched its ATS.

On January 30th, 2025, the Company received an additional $5.5 million in capital contribution from its parent TMX US.